UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2010 and December 31, 2009 and
for the years ended December 31, 2010 and December 31, 2009

Commission file number 1 – 7635

A.  Full title of the plan and the address of the plan if
different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE
ACCELERATOR 401 (K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED
1328 Racine Street
Racine, WI  53403

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Audited Financial Statements

Years Ended December 31, 2010 and 2009

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Schedule of Assets Held for Investment Purposes	11

Exhibit Index	12

Signatures	13

Report of Independent Registered Public Accounting Firm

Benefits Committee
Twin Disc, Incorporated –
  The Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits and supplemental schedule for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes – December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2011
Milwaukee, Wisconsin

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets:
Investment options at fair value	$74,072,668	$61,490,889

Receivables:
Employer match contribution	14,424	6,961
Participant contribution	47,826	23,931
Loan receivable	1,277,661	1,290,739

Total receivables	1,339,911	1,321,631

Net assets reflecting all investments at fair value	75,412,579	62,812,520

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(492,971)	(436,387)

Net assets available for plan benefits	$74,919,608	$62,376,133

The accompanying notes to financial statements
are an integral part of these statements.

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Additions to:
Investment income:
Net appreciation in fair value of investments	$12,715,990	$11,733,142
Interest	73,902	85,264
Dividends	1,740,127	1,494,492

Net investment income	14,530,019	13,312,898

Contributions:
Employer	736,644	720,128
Participant	2,394,592	2,428,680
Rollovers	7,350	218,124

Total contributions	3,138,586	3,366,932

Total additions	17,668,605	16,679,830

Deductions:
Administrative fees	3,593	3,833
Benefits paid to participants	5,121,537	4,166,929

Total deductions	5,125,130	4,170,762

Change in net assets available for plan benefits	12,543,475	12,509,068

Net assets available for plan benefits, beginning of year	62,376,133	49,867,065

Net assets available for plan benefits, end of year	$74,919,608	$62,376,133

The accompanying notes to financial statements
are an integral part of these statements.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009

1.  Basis of Presentation and Significant Accounting Policies

General

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.  The Plan, established April 1, 1986, is a defined-contribution plan covering substantially all Twin Disc, Incorporated (the “Company”) domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company is eligible for plan participation after completing two months of employment.

Contributions

Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to a percentage of each participant’s 401(k) contributions, up to 6% of compensation.  The contribution percentages for the years ended December 31, 2010 and 2009 was 50%.  For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation.  The Internal Revenue Code has set a maximum of $16,500 for tax-deferred contributions that may be excluded for any individual participant in 2010 and 2009, respectively.  The Internal Revenue Code also allows additional catch-up contributions for participants age fifty and over.  The maximum additional contribution allowed was $5,500 in 2010 and 2009, respectively.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan.  Assets of the Plan are segregated and invested based upon the total allocation of the participants’ accounts.  Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

The Plan also allows Roth after-tax employee contributions.  Roth contributions are made by employees with after-tax dollars.  Federal income tax is paid on the Roth contributions when made to the Plan.  A qualified distribution from the Roth component, including any earnings received from the investment of Roth contributions, is tax-free to the participant if taken five years after the year of the first Roth contribution and if the participant has reached the age of 59½, become totally disabled, or is deceased.  If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Vesting
Participants are immediately 100% vested in their individual account balances.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)

Withdrawals

After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee.  Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½.  A final distribution is paid to the participant upon termination of employment with the Company.  Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70½.

Participant Accounts

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).  T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-four available investment funds.  For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate.  Participant investments in the Twin Disc, Inc. Stock were accounted for on a share method.  Shares and share values as of December 31, 2010 and 2009 were as follows:

	Shares		Share Value
	December 31,		December 31,
	2010	2009	2010	2009

Twin Disc, Inc. Stock	355,087	347,427	$29.86	$10.44

Participant Loans

Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance.  Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee.  The loan proceeds are made pro-rata from the investment elections of the participant.  Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance.  Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the plan document.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company at its discretion.  The remaining administrative expenses are paid by the Plan.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)

Benefit Payments

Benefits are recorded when paid.

Investment Valuation

Investments of the Plan are stated at fair value.  The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year.  Investments in collective trust funds, other than the T. Rowe Price Stable Value Common Trust Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments.  Participant loans are valued at cost which approximates fair value.  The Plan presents, in the statement of changes in net assets, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recognized when earned.

The fair value of the T. Rowe Price Stable Value Common Trust Fund is determined by T. Rowe Price Retirement Plan Services, Inc.  The collective trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by T. Rowe Price.  There is an adjustment made on the Statements of Net Assets Available for Benefits to adjust the investment contracts from fair value to contract value (which represents contributions received, plus interest, less plan withdrawals).

In accordance with accounting principles generally accepted in the United States of America, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments are recorded at fair value in accordance with accounting principles generally accepted in the United States of America, which discuss acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  Accounting principles generally accepted in the United States of America establish a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 Inputs – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc. for assets identical to the securities to be valued.  If Level 1 input is available, it must be used.

Level 2 Inputs – Inputs other than quoted prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risk, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

1.  Basis of Presentation and Significant Accounting Policies (Continued)

Investment Valuation (continued)

Level 3 Inputs – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlation with market assumptions.  Examples would include limited partnership interests, closely held stock, etc.

Subsequent Events

Management of the Plan has evaluated subsequent events through the date the financial statements are issued for possible inclusion as a disclosure in the notes to the financial statements.  The Plan has no subsequent events that require disclosure in the notes to the financial statements.

2.  Investments

The following presents investments that represent 5 % or more of the Plan’s net assets:

	December 31,
	2010	2009

Dodge & Cox Balanced Fund	$ 3,756,527	$ 3,604,848
Pimco Total Return Fund	6,178,316	6,271,817
T. Rowe Price Growth Stock Fund	11,166,558	10,327,815
T. Rowe Price Mid Cap Value Fund	8,552,727	8,215,265
T. Rowe Price Stable Value Common Trust Fund	13,146,022	14,095,425
Twin Disc , Inc. – Common Stock	10,602,891	3,627,137

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $12,715,990 and $11,733,142, respectively, as follows:

	December 31,
	2010	2009

Equity securities:
US	$12,561,288	$11,139,906
International	107,883	223,501
Fixed income	46,819	364,949
Common and collective trusts	--	4,786
Total appreciation	$12,715,990	$11,733,142

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

3. T. Rowe Price Stable Value Common Trust Fund

The Plan has assets invested in the T. Rowe Price Stable Value Common Trust Fund.  This fund holds Guaranteed and Synthetic Investment Contracts.  Information pertaining to the funds for the year ended December 31, 2010 is as follows:

Average Yield	Crediting Interest Rate	Investments at Fair Value	Investments at Contract Value	Adjustment to Contract Value
4.10%	4.02%	$13,638,993	$13,146,022	$(492,971)

Information pertaining to the fund for the year ended December 31, 2009 is as follows:

Average Yield	Crediting Interest Rate	Investments at Fair Value	Investments at Contract Value	Adjustment to Contract Value
4.26%	4.62%	$14,531,812	$14,095,425	$(436,387)

As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

4. Fair Value Measurements

The following table summarizes the classification of investments by classification and method of valuation in accordance with accounting principles generally accepted in the United States of America on December 31, 2010.
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Equity securities:
US	$52,372,604	$52,372,604	$-	$-
International	1,882,755	1,882,755	-	-
Fixed income	6,178,316	6,178,316	-	-
Common and collective trusts	13,638,993	-	13,638,993	-
Total Investments	$74,072,668	$60,433,675	$13,638,993	$-

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

4. Fair Value Measurements (Continued)

The following table summarizes the classification of investments by classification and method of valuation in accordance with accounting principles generally accepted in the United States of America on December 31, 2009.

	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Equity securities:
US	$39,223,491	$39,223,491	$-	$-
International	1,463,769	1,463,769	-	-
Fixed income	6,271,817	6,271,817	-	-
Common and collective trusts	14,531,812	-	14,531,812	-
Total Investments	$61,490,889	$46,959,077	$14,531,812	$-

5.  Income Tax Status

The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.  Termination of Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

7.  Party-in-Interest Transactions

Transactions involving employer securities, funds administered by T. Rowe Price Retirement Plan Services, Inc., the current trustee and recordkeeper of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

TWIN DISC, INCORPORATED – THE ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin

Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

8.  Amounts Allocated to Withdrawn Participants

Plan assets of $11,929,424 and $11,332,814 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2010 and 2009, respectively, but who have not yet received distributions as of that date.

9.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods.  Actual amounts could differ from those estimates.

10.  Risks and Uncertainties

The Plan’s investments are exposed to various risks of loss, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010:
December 31, 2010
Assets available for benefits per the financial statements	$74,919,608

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	492,971

Assets available for benefits per the Form 5500	$75,412,579

For the year ended December 31, 2010, the following is a reconciliation of net investment income per the financial statements to the Form 5500:
December 31, 2010
Total net investment income per the financial statements	$14,530,019

Adjustment from contract value to fair value for fully benefit-responsive investment contract	56,584

Total earnings on investments per the Form 5500	$14,586,603

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Employer Identification #39-0667110
Plan 005

Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i
December 31, 2010

(a)	(b)	(c)	(d)
		Description of
	Identity of Issue	Investment	Cost	Fair Value

	DFA Emerging Markets Value	Registered Investment Company	**	$202,030
	Dodge & Cox Balanced Fund	Registered Investment Company	**	3,756,527
	Goldman Sachs Growth Opportunities A Fund	Registered Investment Company	**	1,074,846
	LM BFM International Equity Trust Fund	Registered Investment Company	**	1,680,725
	Pimco Total Return Fund	Registered Investment Company	**	6,178,316
	Vanguard 500 Index Fund	Registered Investment Company	**	1,473,240
	William Blair Small Cap Growth Fund	Registered Investment Company	**	1,298,165
*	T. Rowe Price Equity Income Fund	Registered Investment Company	**	3,274,542
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	11,166,558
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	8,552,727
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	2,731,383
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	**	13,638,993
*	Retirement Income Fund	Registered Investment Company	**	80,016
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	38,167
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	399,634
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	2,640,859
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	2,771,908
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	1,199,377
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	773,572
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	198,735
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	212,691
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	17,933
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	80,055
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	28,778
*	Twin Disc, Inc. - Common Stock	Employer Securities	**	10,602,891
*	Participant Loans, interest rates ranging
	between 4.25% and 9.75%, maturities
	ranging from 2011 to 2019	Participant Loans	**	1,277,661

				$75,350,329
*	The party involved is known to be a party-in-interest to the Plan.
**	Cost is excluded for participant directed investments

See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number              Description
-----------             ------------------------------------------------------------------------------------------------------
23	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 27, 2011	/s/ Christopher J. Eperjesy
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources